

SECURI 02004864 MMISSION


RECEIVED
MAR 1 1 2002
140

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SEC FILE NUMBER
8- 35940

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST DUNBAR SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McCarthy — (617) 227-1112
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name — if individual, state last, first, middle name)

70 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO
3-26-02

OATH OR AFFIRMATION

I, James McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Dunbar Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Comm of MASS
Suffolk

Signature

Vice President

Title

Notary Public

Comm of MA.
Comm X 11-15-2006

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- XX (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N /A
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- XX (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report. N/A
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PMN



INDEPENDENT AUDITOR'S REPORT

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

We have audited the accompanying statements of financial condition of First Dunbar Securities Corporation as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Dunbar Securities Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 7, 2002

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905

175 Paramount Drive
Raynham, MA 02767-1066

265 Essex Street
Salem, MA 01970-3400

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31 2001	December 31 2000
Cash and cash equivalents	$ 73,173	$ 70,386
Commissions receivable:		
Allowable	2,360	49,428
Non-allowable	--	90
	2,360	49,518
Other receivables	3,843	--
Refundable federal and state income taxes	9,909	--
Securities owned, at market value (cost $22,844 in 2001 and $22,844 in 2000)	785	1,443
Non-marketable securities, at cost	3,300	3,300
Office equipment, net of accumulated depreciation of $8,721 and $8,114 in 2001 and 2000, respectively	1,031	1,637
Other assets	195	195
Deferred income taxes	4,800	4,500
	$ 99,396	$130,979
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Commissions payable	$ 2,740	$ 16,380
Accounts payable, accrued expenses and other liabilities	11,343	13,112
Federal and state income taxes	--	5,523
	14,083	35,015
Stockholders' equity:		
Common stock - no par value: Authorized, 10,000 shares; Issued and outstanding, 1,059 shares	15,976	15,976
Retained earnings	69,337	79,988
	85,313	95,964
	$ 99,396	$130,979

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF OPERATIONS

	Year ended December 31	
	2001	2000
REVENUE:		
Commissions	$108,011	$296,175
Trading income	31,752	63,490
Trading gains and (losses) - net	(658)	(28,161)
Rental income	12,893	17,306
Other income	27,285	15,357
	179,283	364,167
EXPENSES:		
Wages and commissions	132,477	293,718
Regulatory fees and expenses	11,042	4,320
Occupancy costs	25,579	25,799
Other operating expenses	20,715	25,919
	189,813	349,756
EARNINGS (LOSS) BEFORE FEDERAL AND STATE INCOME TAXES	(10,530)	14,411
FEDERAL AND STATE INCOME TAXES (BENEFIT):		
Current	421	10,515
Deferred	(300)	(6,800)
	121	3,715
NET EARNINGS (LOSS)	($ 10,651)	$ 10,696

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
BALANCE, December 31, 1999	1,059	$15,976	$69,292	$85,268
Net earnings	--	--	10,696	10,696
BALANCE, December 31, 2000	1,059	15,976	79,988	95,964
Net loss	--	--	(10,651)	(10,651)
BALANCE, December 31, 2001	1,059	$15,976	$69,337	$85,313

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings (loss)	($10,651)	$10,696
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		
Depreciation expense	606	1,489
Deferred income taxes	(300)	(6,800)
(Increase) decrease in:		
Commissions receivable	47,158	(18,142)
Other receivables	(3,843)	--
Refundable federal and state income taxes	(9,909)	--
Securities owned - net	658	28,161
Non-marketable securities	--	(3,300)
Deposit with clearing organization	--	7,500
Increase (decrease) in:		
Commissions payable	(13,640)	(11,068)
Accounts payable, accrued expenses and other liabilities	(1,769)	6,049
Federal and state income taxes	(5,523)	4,700
Total adjustments	13,438	8,589
NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH AND CASH EQUIVALENTS	2,787	19,285
CASH AND CASH EQUIVALENTS, beginning of year	70,386	51,101
CASH AND CASH EQUIVALENTS, end of year	$73,173	$70,386
SUPPLEMENTAL DISCLOSURE:		
Cash paid during the year for:		
Income taxes	$15,853	$ 5,815

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

A. Organization and Nature of Business:

The Company was incorporated on March 6, 1986, and was qualified as a registered broker/dealer on May 14, 1987.

B. Summary of Significant Accounting Policies:

Revenue recognition:

Trading income and commission income is recognized on a settlement date basis (normally three business days after the trade date).

Equipment:

Equipment is reported at cost, less accumulated depreciation. Depreciation is provided by use of accelerated methods over the estimated useful lives of the related assets.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

B. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

For federal income tax purposes, the Company is a member of a "controlled group". A controlled group is entitled to only one of each of the income tax bracket amounts with rates below the maximum statutory rate. In apportioning the bracket amounts, the controlled group allocated 50% of the lower income tax brackets to First Dunbar Securities Corporation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

C. Income Taxes:

The Company has available a net operating loss carryforward of approximately $9,000 to offset future taxable income. The carry-forward expires in the year 2021.

Deferred income taxes result from the use of different depreciation methods for tax purposes, the unrealized gain (loss) on securities owned, and a net operating loss carryforward.

D. Lease:

The Company is committed under a lease for office space, expiring June 30, 2002. The Company is obligated to pay a proportionate share of excess operating costs, as defined in the lease agreement. Rent expense for the years ended December 31, 2001 and 2000 amounted to $25,579 and $25,799, respectively.

Future minimum rental payments without regard to excess operating costs on this lease are as follows:

Year ending December 31:	
2002	$12,142

E. Related Party Transactions:

The statement of financial condition includes commissions payable to the Company's majority stockholder (First Dunbar Associates, Inc.), totaling $496 and $362 at December 31, 2001 and 2000, respectively.

F. Net Capital Requirement:

Under Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of the greater of 1/15th of aggregate indebtedness, or $5,000. At December 31, 2001, net capital and required net capital, computed in accordance with the rules of the Commission, amounted to $61,366 and $5,000, respectively.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

We have audited the accompanying financial statements of First Dunbar Securities Corporation as of and for the year ended December 31, 2001, and have issued our report thereon dated February 7, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle
Certified Public Accountants

February 7, 2002

FIRST DUNBAR SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL:	
Total stockholders' equity qualified for net capital	$85,313
Deductions:	
Non-allowable assets:	
Other receivables	(3,843)
Refundable federal and state income taxes	(9,909)
Non-marketable securities	(3,300)
Office equipment - net	(1,031)
Other assets	(195)
Deferred income taxes	(4,800)
	(23,078)
Haircuts on securities owned:	
Trading securities	(869)
	(23,947)
TOTAL NET CAPITAL	$61,366
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Commissions payable	$ 2,740
Accounts payable, accrued expenses and other Liabilities	11,343
TOTAL AGGREGATE INDEBTEDNESS	$14,083
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6.67% of aggregate indebtedness)	$ 939
Excess net capital	$56,366
Excess net capital at 1,000%	$59,958
Ratio: Aggregate indebtedness to net capital	.23 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17a-5	$61,103
Effect of audit adjustments:	
On net earnings	9,699
On non-allowable assets	(9,431)
On haircuts	(5)
Net capital, as above	$61,366

FIRST DUNBAR SECURITIES CORPORATION

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

All customer transactions are cleared through other broker/dealers (Winslow, Evans & Crocker) on a fully disclosed basis.





INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

In planning and performing our audit of the financial statements of First Dunbar Securities Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;
2) Recordation of differences required by Rule 17a-13; and,
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street, Boston, MA 02110-1905 | 175 Paramount Drive, Raynham, MA 02767-1066 | 265 Essex Street, Salem, MA 01970-9866

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 7, 2002